SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006 (report no.1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112, 333-111113 AND 333-134355), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Record Results for Third Quarter 2006 Reported by NICE Systems - Revenues Reach $112.2 Million, dated November 1, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: November 1, 2006

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EXHIBIT INDEX

Press Release:   Record Results for Third Quarter 2006 Reported by NICE Systems - Revenues Reach $112.2 Million, dated November 1, 2006

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Record Results for Third Quarter 2006
Reported by NICE Systems - Revenues Reach $112.2 Million

Company delivers record gross margins, operating margins and net income

Ra`anana, Israel, November 01, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced results for the third quarter of 2006.

Third quarter 2006 pro-forma revenue was a record $112.2 million, representing a 35.6% increase from $82.7 million in the third quarter of 2005.

Pro-forma gross margin in the third quarter was a record 60.6%, or $67.9 million pro-forma gross profit, up from 56.6%, or $46.8 million respectively in the third quarter 2005.

The company reported a record pro-forma operating margin for the quarter of 15.9% and operating profit of $17.8 million, compared with 11.5% and $9.5 million, respectively, in the third quarter of 2005.

Third quarter 2006 pro-forma net income was a record $16.0 million, up 78.5% from $9.0 million in the third quarter of 2005.  Pro-forma earnings per fully diluted share were at $0.31, up from $0.22 in the same quarter of 2005.

On a GAAP basis: Third quarter 2006 revenue was $107.5 million, up from $82.7 million in the third quarter of 2005. Third quarter 2006 gross margin was 56.2%, compared with 55.9% in the third quarter of 2005; operating loss was $6.9 million, compared with operating profit of $8.4 million, in the third quarter of 2005; and third quarter 2006 net loss was $5.4 million, or $0.11 per fully diluted share, compared with net income of $7.9 million, or $0.19 per share, on a fully diluted basis, for the third quarter of 2005.

Q3 2006 operating cash flow was a record $25.3 million, Total cash and equivalents at September 30, 2006 was $244.2 million, with no debt, compared with $421.1 million on June 30, 2006.  This follows the $200 million that were paid for IEX during the quarter.

Commenting on the results, Haim Shani, Chief Executive Officer of NICE said, "Third quarter results reflect the successful execution of our long term plan and the continually growing demand for our Insight from Interactions solutions both in the enterprise and security sectors.  They are also the clearest testament to the success of the paradigm shift we introduced to the enterprise sector with the acquisitions of IEX and Performix and implementation of our best-of-breed strategy for the contact center.  Together with our global services, and worldwide footprint our offering enables us to achieve quick and measurable results. We continue to lead our markets going into 2007 and beyond."

Ran Oz, NICE`s Corporate Vice President and Chief Financial Officer, stated, "Further to the outstanding results of the last three quarters and the strong momentum we are seeing in both the enterprise and security sectors, we are raising our full year guidance and providing first time Q4 guidance as follows: We expect Q4 revenues to be between $115 and $120 million, and pro-forma EPS per fully diluted share in the range of 32 - 37 cents. For the year we expect revenues at $413- $418 million, up from $408 - $417 million, and pro-forma EPS at a range of $1.12 - $1.17, up from $1.06 - $1.15 per fully diluted share."

Mr. Oz continued "Looking forward to 2007 we expect the growth in our revenues to continue. This will allow us to enjoy the leverage of our business model, further improving margins and driving stronger bottom line growth.  We introduce first time 2007 revenue guidance at $485 - $500 million; and first time pro-forma EPS per fully diluted share guidance of $1.35 - 1.45."

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel).  Participants may access the conference call by dialing US toll-free 1-866-860-9642; international: +972-3-918-0610; Israel: 03-918-0610.  The call will also be broadcast live on the internet via NICE's website at www.nice.com .  A telephone replay will be available for up to 72 hours three hours after the call. The replay information: US Toll-free: 1-866-527-8676; international: + 972-3-925-5930; Israel: 03-925-5930.

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Pro-forma

Pro-forma results exclude the fair value adjustment on acquired deferred revenues of $3.5 million net of taxes, and the amortization of acquired intangible assets of $3.5 million net of taxes in Q3 2006 and $1.1 million in Q3 2005, in process research and development write off in relation to the IEX acquisition in the amount of  $12.7 million, expensing of options of $2.2 million net of taxes for Q3 2006, and legal settlement income of $0.4 million. Reconciliation between the results on a GAAP and pro-forma basis is provided in a table immediately following the Consolidated Statement of Operations (Pro-Forma Basis).

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), offering comprehensive performance management and interaction analytics solutions for the enterprise and security markets.  Advanced interaction analytics are performed on unstructured multimedia content - from telephony, web, radio and video communications.  NICE brings the power of Insight from Interactions to IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, enabling them to proactively improve business and operational performance and address security threats.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com .

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$54,078	$69,353	$149,028	$188,171
Services	28,639	38,126	72,041	104,925
Total revenue	82,717	107,479	221,069	293,096

Cost of revenue
Product	18,077	23,266	48,980	62,133
Services	18,414	23,846	48,648	66,006
Total cost of revenue	36,491	47,112	97,628	128,139

Gross Profit	46,226	60,367	123,441	164,957

Operating Expenses:
Research and development, net	7,771	11,909	21,527	32,329
Selling and marketing	19,247	25,167	53,226	66,593
General and administrative	10,245	15,666	27,486	41,815
Amortization of acquired intangible assets	545	1,843	789	3,069
In-process research and development	-	12,670	-	12,882
Total operating expenses	37,808	67,255	103,028	156,688

Operating income (loss)	8,418	(6,888)	20,413	8,269

Financial income, net	1,259	2,138	3,562	10,069
Other income (expense), net	(2)	374	(8)	451

Income (loss) before taxes on income	9,675	(4,376)	23,967	18,789
Income tax expenses	1,806	1,027	3,521	6,332

Net income (loss)	$7,869	$ (5,403)	$20,446	$12,457

Basic income per share	$0.21	$ (0.11)	$0.54	$0.25

Diluted income per share	$0.19	$ (0.11)	$0.50	$0.24

Weighted average number of shares
outstanding used to compute:

Basic income per share	38,248	49,649	37,536	49,209
Diluted income per share	41,506	49,649	40,612	51,666

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

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NICE SYSTEMS LTD. AND SUBSIDIARIES

NON-GAAP CONSOLIDATED STATEMENTS OF INCOME - QUARTER

U.S. dollars in thousands (except per share amounts)

	Three months ended September 30,				Three months ended September 30,
	2005			2005	2006			2006
	Reported	Adj.		Non-GAAP	Reported	Adj.		Non-GAAP

Revenue
Product	$54,078			$54,078	$69,353	$2,268	a	$71,621
Services	28,639			28,639	38,126	2,406	a	40,532
Total revenue	82,717	-		82,717	107,479	4,674		112,153

Cost of revenue
Product	18,077	(522)	b	17,555	23,266	(2,634)	b,c	20,632
Services	18,414	(46)	b	18,368	23,846	(262)	c	23,584
Total cost of revenue	36,491	(568)		35,923	47,112	(2,896)		44,216

Gross Profit	46,226	568		46,794	60,367	7,570		67,937

Operating Expenses:
Research and development, net	7,771			7,771	11,909	(309)	c	11,600
Selling and marketing	19,247			19,247	25,167	(789)	c	24,378
General and administrative	10,245			10,245	15,666	(1,490)	c	14,176
Amortization of acquired intangible assets	545	(545)	b	-	1,843	(1,843)	b	-
In-process research and development and other	-			-	12,670	(12,670)	d	-
Total operating expenses	37,808	(545)		37,263	67,255	(17,101)		50,154

Operating income (loss)	8,418	1,113		9,531	(6,888)	24,671		17,783

Financial income, net	1,259			1,259	2,138			2,138
Other income (expense), net	(2)			(2)	374	(350)	f	24

Income (loss) before taxes on income	9,675	1,113		10,788	(4,376)	24,321		19,945
Income tax expenses	1,806			1,806	1,027	2,885	e	3,912

Net income (loss)	$7,869	$1,113		$8,982	$(5,403)	$21,436		$16,033

Basic income per share	$0.21			$0.23	$(0.11)			$0.32

Diluted income per share	$0.19			$0.22	$(0.11)			$0.31

Weighted average number of shares
outstanding used to compute:

Basic income per share	38,248			38,248	49,649			49,649
Diluted income per share (g)	41,506			41,506	49,649			52,248

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

a US GAAP valuation adjustment on acquired deferred revenue
b Amortization of acquired intangible assets
c Compensation expense for stock options
d In-process research and development acquired in connection with the acquisition of IEX Corporation
e Tax benefit associated with the amortization of acquired intangible assets, FAS 123R options compensation and acquired deferred revenue
f legal settlement
g For Non-GAAP income per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES

NON-GAAP CONSOLIDATED STATEMENTS OF INCOME - YEAR TO DATE

U.S. dollars in thousands (except per share amounts)

	Nine months ended September 30,				Nine months ended September 30,
	2005			2005	2006			2006
	Reported	Adj.		Non-GAAP	Reported	Adj.		Non-GAAP

Revenue
Product	$149,028			$149,028	$188,171	$2,280	a	$190,451
Services	72,041			72,041	104,925	2,406	a	107,331
Total revenue	221,069	-		221,069	293,096	4,686		297,782

Cost of revenue
Product	48,980	(868)	b	48,112	62,133	(4,924)	b,c	57,209
Services	48,648	(140)	b	48,508	66,006	(730)	c	65,276
Total cost of revenue	97,628	(1,008)		96,620	128,139	(5,654)		122,485

Gross Profit	123,441	1,008		124,449	164,957	10,340		175,297

Operating Expenses:
Research and development, net	21,527			21,527	32,329	(894)	c	31,435
Selling and marketing	53,226			53,226	66,593	(2,134)	c	64,459
General and administrative	27,486			27,486	41,815	(4,075)	c	37,740
Amortization of acquired intangible assets	789	(789)	b	-	3,069	(3,069)	b	-
In-process research and development	-			-	12,882	(12,882)	d	-
Total operating expenses	103,028	(789)		102,239	156,688	(23,054)		133,634

Operating income	20,413	1,797		22,210	8,269	33,394		41,663

Financial income, net	3,562			3,562	10,069			10,069
Other income (expense), net	(8)			(8)	451	(350)	f	101

Income before taxes on income	23,967	1,797		25,764	18,789	33,044		51,833
Income tax expenses	3,521			3,521	6,332	4,100	e	10,432

Net income	$20,446	$1,797		$22,243	$12,457	$28,944		$41,401

Basic income per share	$0.54			$0.59	$0.25			$0.84

Diluted income per share	$0.50			$0.55	$0.24			$0.80

Weighted average number of shares
outstanding used to compute:

Basic income per share	37,536			37,536	49,209			49,209
Diluted income per share (g)	40,612			40,612	51,666			52,075

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

a US GAAP valuation adjustment on acquired deferred revenue
b Amortization of acquired intangible assets
c Compensation expense for stock options
d In-process research and development acquired in connection with the acquisition of IEX Corporation and Fast Video Security A.G.
e Tax benefit associated with the amortization of acquired intangible assets, FAS 123R options compensation and acquired deferred revenue

f legal settlement
g For Non-GAAP income per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2005	2006
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$254,956	$60,773
Short-term investments	36,261	74,305
Trade receivables	66,153	77,449
Other receivables and prepaid expenses	9,544	12,062
Inventories	23,172	14,849
Deferred tax assets	3,360	13,644

Total current assets	393,446	253,082

LONG-TERM ASSETS:
Marketable securities	120,342	109,116
Other long-term assets	9,755	11,521
Deferred Tax Assets	4,976	3,906
Property and equipment, net	14,888	15,602
Other intangible assets, net	23,990	114,894
Goodwill	49,853	212,881

Total long-term assets	223,804	467,920

TOTAL ASSETS	$617,250	$721,002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$18,194	$16,905
Accrued expenses and other liabilities	100,544	129,265

Total current liabilities	118,738	146,170

LONG-TERM LIABILITIES:
Deferred tax liabilities	2,493	34,198
Other long-term liabilities	8,978	11,165

Total long-term liabilities	11,471	45,363

SHAREHOLDERS' EQUITY	487,041	529,469

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$617,250	$721,002

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2006	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:

Net income (loss)	$7,869	$(5,403)	$20,446	$12,457
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,558	6,871	9,519	15,047
Accrued severance pay, net	11	(83)	210	566
Amortization of discount (premium) and accrued interest
on marketable securities	132	(48)	578	103
Stock based compensation	-	2,930	-	8,043
In-process research and development	-	12,670	-	12,881
Increase in trade receivables	(1,691)	(4,724)	(2,157)	(5,798)
Increase in other receivables and prepaid expenses	(53)	(730)	(131)	(1,004)
Decrease (increase) in inventories	(1,458)	4,822	(2,811)	9,159
Increase (decrease) in trade payables	11	(2,811)	4,734	(4,420)
Increase in accrued expenses and other liabilities	6,849	13,313	16,671	13,868
Deferred taxes, net	-	(1,475)	-	(1,755)
Other	134	(38)	206	(100)

Net cash provided by operating activities	15,362	25,294	47,265	59,047

Cash flows from investing activities:

Purchase of property and equipment	(1,673)	(2,010)	(4,392)	(5,675)
Proceeds from sale of property and equipment	3	35	48	49
Investment in short-term bank deposits	(11)	(31)	(35)	(65)
Proceeds from short-term bank deposits	23	17	90	71
Proceeds from maturity of marketable securities	9,510	8,383	158,970	103,469
Investment in marketable securities	(36,639)	(2,012)	(187,762)	(130,387)
Proceeds of call of long-term held-to-maturity marketable securities	1,500	-	7,630	-
Capitalization of software development costs	(140)	(428)	(567)	(955)
Payment for the acquisition of certain assets and liabilities of Dictaphone CRS division	(781)		(39,720)	-
Final settlement related to the purchase of Dictaphone CRS division	-	-	-	2,000
Payment for the acquisition of Fast Video Security AG	-	-	-	(21,313)
Payment for the acquisition of certain assets and liabilities of Performix	-	(314)	-	(14,484)
Payment for the acquisition of certain assets and liabilities of Hannamax Hi-Tech Pty. Ltd.	(1,833)	-	(1,833)	-
Payment for the acquisition of IEX Corporation	-	(202,475)	-	(202,698)
Payment of earn-out related to the acquisition of Hannamax Hi-Tech Pty. Ltd.	-	-	-	(500)
Decrease in accrued acquisition costs	-	-	-	(16)
Proceeds from related party in respect of TCS acquisition	-	-	2,531	-
Other investment activity, net	-	-	-	69

Net cash used by investing activities	(30,041)	(198,835)	(65,040)	(270,435)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	4,750	3,082	16,219	15,794
Tax benefit from exercised options	-	(41)	-	2,495
Decrease in accrued expenses associated with the 2005 offering	-	-	-	(273)
Decrease in short-term bank credit assumed in the acquisition of Fast	-	-	-	(785)

Net cash provided by financing activities	4,750	3,041	16,219	17,231

Effect of exchange rate changes on cash	48	(136)	49	(26)

Decrease in cash and cash equivalents	(9,881)	(170,636)	(1,507)	(194,183)
Cash and cash equivalents at beginning of period	34,953	231,409	26,579	254,956

Cash and cash equivalents at end of period	$25,072	$60,773	$25,072	$60,773

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